UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16002014

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SEC Mail Processing Section
MAR 21 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonewall Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 S. Sangamon, Suite 5-B
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Kerney (312) 421 - 6262
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

SEC / TM RECEIVED 2016 MAR 22 AM 11:02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JG

AKB

AKB

OATH OR AFFIRMATION

I, Thomas Kerney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonewall Investments, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALEXIA SMITH
Notary Public - State of Florida
Commission # FF 947443
My Comm. Expires Feb 9, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Stonewall Investments, Inc.

We have audited the accompanying balance sheet of Stonewall Investments, Inc., as of December 31, 2015, and the related statements of profit & loss, changes in retained earnings, and cash flows for the year then. These financial statements are the responsibility of Stonewall Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonewall Investments, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Stonewall Investments, Inc.'s financial statements. The supplemental information is the responsibility of Stonewall Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. 240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
March 15, 2016

Stonewall Investments, Inc.
Balance Sheet
As of December 31, 2015

	Dec 31, 15
ASSETS	
Current Assets	
Checking/Savings	
Hanover Securities	51,402.20
Total Checking/Savings	51,402.20
Other Current Assets	
Prepaid-Interative brokers	10,000.00
Prepaid - FINRA	455.21
Prepaid SIPC	114.39
Total Other Current Assets	10,569.60
Total Current Assets	61,971.80
TOTAL ASSETS	**61,971.80**
LIABILITIES & EQUITY	
Equity	
Additional Paid In Capital	82,210.00
Common	1,000.00
Retained Earnings	-1,974.45
Net Income	-19,263.75
Total Equity	61,971.80
TOTAL LIABILITIES & EQUITY	**61,971.80**

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.
Profit & Loss
January through December 2015

	Jan - Dec 15
Income	
Income	
11.B. Other Inc - Referral	
Reimbursed Expenses	0.00
11.B. Other Inc - Referral - Other	611.34
Total 11.B. Other Inc - Referral	611.34
6. Firm Investments incl div	255.00
7.G. Interest Income	62.03
9.G. 12b-1 fees	1.18
9.N. Other Fees	106.56
Total Income	1,036.11
Total Income	1,036.11
Expense	
17. Gen'l, Admin, Reg, and Misc	
17.H. Regulatory	5,135.70
17.I. Professional Services	
L&P Fees	0.00
17.I. Professional Services - Other	13,466.50
Total 17.I. Professional Services	13,466.50
17.K. Errors and bad debts	106.56
Total 17. Gen'l, Admin, Reg, and Misc	18,708.76
Bank Chrg	40.00
Bond	517.30
Dues	1,000.00
Marc B Horin Estate account 151	0.00
Supplies	33.80
Total Expense	20,299.86
Net Income	-19,263.75

The accompanying notes are an integral part of these financial statements

Stonewall Investment, Inc.
Statement of Retained Earnings
12/31/2015

Balance at the beginning of the period	131,355.87
Net Income	(19,363.75)
Shareholder Distribution	(133,330.32)
	(21,338.20)

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc.
Statement of Cash Flows
January through December 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	-19,263.75
Adjustments to reconcile Net Income to net cash provided by operations:	
Prepaid	517.30
Prepaid-Interative brokers	-10,000.00
Prepaid - FINRA	-354.50
Prepaid SIPC	5.20
Accounts Payable	-1,065.00
Net cash provided by Operating Activities	-30,160.75
INVESTING ACTIVITIES	
Investment stock	14,388.00
Net cash provided by Investing Activities	14,388.00
FINANCING ACTIVITIES	
Additional Paid In Capital	82,210.00
Shareholder Distributions	-133,330.32
Net cash provided by Financing Activities	-51,120.32
Net cash increase for period	-66,893.07
Cash at beginning of period	118,295.27
Cash at end of period	**51,402.20**

The accompanying notes are an integral part of these financial statements

Stonewall Investments, Inc. dba Hanover Securities

Notes to Financial Statements
December 31, 2015

Note 1 – Significant Accounting Policies

Description of Business

Stonewall Investments, Inc. dba Hanover Securities is a registered broker and dealer. As a securities broker and dealer, the Company was engaged in providing brokerage services for individual and business investors into 2014.

Security Trades

On Security trades by customers, the Company acted as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker. The firm has made no buy or sell orders since 2014.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Revenues in the form of commissions are recognized based on the trade date of each customer transaction. Revenues earned but not received are recorded as a receivable.

Accounting Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Statement of Cash Flow

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years in 2013 and 2014. Income taxes paid were $111 and $64 for 2013 and 2014, respectively. The taxes paid in 2015 were $0.

Income Taxes

The shareholder has elected, under provisions of the Internal Revenue Code, to have the Company's income taxed directly to him. Accordingly, no federal income taxes are reflected in these financial statements. State income taxes are insignificant; therefore, no accrual has been made in these financial statements. Tax returns prior to 2012 are no longer subject to examination.

Note 2 – Cash and Cash Equivalents

No notes/ no comment.

Note 3 – Securities Owned

Securities owned, investment-stock, consist of equity securities that are carried at quoted market value determined in an active market. The resulting changes in market value are included in income under the heading Firm Investments.

Note 4 – Common Stock

1,000 shares of no par common stock have been authorized. As of December 31, 2015 and 2014, 1,000 shares were issued and outstanding.

Notes 5 – Related Party Transactions

An owner of the Company also owns Hanover Securities, LLC (HS). Hanover Securities provides office space, utilities, and supplies to the Company with no expectation of future repayment.

Note 6 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2015, the Company had a net capital of $51,402, which was $46,402 in excess of its required capital of $5,000. The percentage of aggregate indebtedness to net capital was 0.00%.

Note 7 – Control Requirements

No notes/ no comment.

Note 8 – Reconciliation Pursuant To Rule 17a-5(D)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2015 unaudited FOCUS report and this report.

Stonewall Investments, Inc. dba Hanover Securities

Net Capital as reported on FOCUS filing	$	51,402
Decrease in haircuts per audit	$	-
Net Capital as audited	$	51,402

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December, 31, 2015

Net Capital		
Shareholder's equity		61,972
Less nonallowable assets		10,570
Net Capital before haircuts on security position		51,402
Haircuts on securities		-
Net capital	$	51,402
Aggregate Indebtedness	$	-
Net capital required based on aggregate indebtedness	$	-
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	46,402
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	45,402
Percentage of Aggregate Indebtedness to Net Capital		0.0%

Stonewall Investments, Inc. dba Hanover Securities

Calculation for Determination of Reservation Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Stonewall Investments, Inc. dba Hanover Securities

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The SEC rules related to the Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Stonewall Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stonewall Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stonewall Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) Stonewall Investments, Inc. stated that Stonewall Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Stonewall Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stonewall Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
March 15, 2016

Stonewall Investments, Inc.
411 South Sangamon Street
Suite 5B
Chicago, IL 60607

The Exemption Report

The following statements are made to the best knowledge and belief of Thomas D. Kerney as FinOp for Stonewall Investments, Inc.:

I, Thomas D. Kerney, as the FinOp for Stonewall Investments, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year December 31, 2015 without exception.

Thomas Kerney

Thomas D. Kerney

2/29/16

Date